Exhibit 32.1

Hercules Incorporated


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the quarterly report of Hercules Incorporated (the "Company") on Form 10-Q for the period ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Craig A. Rogerson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig A. Rogerson
Craig A. Rogerson
President and Chief Executive Officer
August 9, 2004

A signed original of this written statement required by Section 906 has been provided to and will be retained by Hercules Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.